

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Mr. Randy L. Kotler
Avatar Holdings Inc
201 Alhambra Circle
Coral Gables, Florida 33134

      Re: **Avatar Holdings Inc**
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 16, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed April 29, 2010
              File No. 0-7395

Dear Mr. Kotler:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Pam Long
                  Assistant Director